U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Krott                            Frederick              P.
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   (Last)                           (First)             (Middle)

                              3755 Winterville Road
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                                    (Street)

  Richland                            PA                  17087
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     National Penn Bancshares, Inc. (NPBC)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

        December 31, 2002

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5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                                                                                      2,754(1)       D
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Common Stock                                                                                        305(2)       I         Spouse
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Common Stock                                                                                        475(3)       I         Custodian
                                                                                                                           for son
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Common Stock                                                                                        357(4)       I         Custodian
                                                                                                                              for
                                                                                                                           daughter
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                                                             Page 1 of 3

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. (Over) SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Phantom Stock Units 1-for-1  6/30/02(5) A     125.056         (6)     (6)   Common Stock 125.056  26.788  (7)
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Phantom Stock Units 1-for-1  12/31/02   A     449.1743        (6)     (6)   Common Stock 449.1743 26.827  1,268.9789  D
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


                                                             Page 2 of 3


Explanation of Responses:




      /s/ Frederick P. Krott                                    1/3/2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                FORM 4 FOOTNOTES
                                ----------------

Name of Reporting Person:           Frederick P. Krott

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     December 31, 2002

Footnotes:

(1) Includes 130 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(2 Includes 14 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(3) Includes 22 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(4) Includes 16 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(5) Issuance of these phantom stock units qualifies for deferred reporting on a Form 5. They are being reported earlier, on this Form 4, voluntarily.

(6) The phantom stock units were accrued under the National Penn Bancshares, Inc. Directors' Fee Plan and are to be settled in National Penn Bancshares, Inc. common stock upon the reporting person's retirement as a director or reaching the age of 65, as elected by such person.

(7) Includes 39.0383 phantom stock units acquired under the Directors' Fee Plan pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002, and paid on December 27, 2002.

     Includes 24.7283 phantom stock units acquired upon "reinvestment" of dividends accrued on phantom stock units under the Directors' Fee Plan:
     6.1809 on 2/17/02; 5.365 on 5/17/02; 6.524 on 8/17/02; and 6.6584 on
     11/17/02. Because the Company has a dividend reinvestment plan available to substantially all of its shareholders on terms similar to the dividend reinvestment feature of the Directors' Fee Plan, the acquisition of phantom stock units with "reinvested" dividends is exempt from line item reporting under SEC Rule 16a-11.


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